July 20, 2011

VIA EDGAR

Mr. Jim Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 6010
Washington, D.C. 20549

Dear Mr. Rosenberg:

This letter is submitted on behalf of Human Genome Sciences, Inc. (the “Company”) in response to the comments that you provided on behalf of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in your letter dated July 7, 2011 to David P. Southwell, Chief Financial Officer and Executive Vice President. The responses to the Staff’s comments are set forth below, with each paragraph numbered to correspond to the numbered comments set forth in the letter. For your convenience, your comments have been reproduced in bold below, together with the responses. Capitalized terms used and not defined herein shall have the meanings given to such terms in the Company’s filings.

Form 10-K for the fiscal year ended December 31, 2010

Notes to Consolidated Financial Statements
(NOTE D) – Collaborations and U.S. Government Agreement
U.S. Government Agreement, page F-19

1.
We acknowledge your June 8th response to our previous comment two indicating that the US government has no raxibacumab return rights under your agreement. Please represent to us that you will revise your proposed disclosure to be included in future periodic reports form Exhibit A to specifically indicate why you do not record a returns reserve for raxibacumab sales.

Response:

Based on the Staff’s comments, we will prospectively amend our Critical Accounting Policies and Use of Estimates disclosure in our MD&A to indicate why we do not record a returns reserve for our sales of raxibacumab to the United States Government. Also, we will prospectively update Note 1, Summary of Significant Accounting Policies, of the Notes to the Consolidated Financial Statements to reflect similar disclosures.

Form 10-Q for the quarterly period ended March 31, 2011

Consolidated Financial Statements
NOTE 1. Summary of Significant Accounting Policies
Products sales, page 7

2.
Please revise your proposed disclosure provided in your June 8th response to previous comment three to disclose the amount of deferred revenue at period end associated with shipments of BENLYSTA to specialty distributors and the amount of inventory held by these distributors that is subject to return.

Response:

Based on the Staff’s comments, we will prospectively amend our Critical Accounting Policies and Use of Estimates disclosures in our MD&A to include the amount of deferred revenue associated with shipments of BENLYSTA to specialty distributors and quantify the amount of inventory subject to return held by these distributors at period end. We have provided an example of our expanded disclosure to the second bullet in Exhibit A to our response letter dated June 8, 2011 below:

•
BENLYSTA is distributed in the United States using specialty distributors and wholesalers. Under this model, exclusive distributors purchase and take physical delivery of product, and then sell to physicians or their clinics. Because we received FDA approval in the first quarter of 2011, we currently cannot make a reasonable estimate of future product returns when product is delivered to distributors. Therefore, we currently do not recognize revenue upon product shipment to specialty distributors, even though the distributor is invoiced upon product shipment. Instead, we recognize revenue through the specialty distributor channel at the time of shipment to the physicians or their clinics. As of [   ], we have deferred revenue of approximately $[    ] million with respect to BENLYSTA, which represents product shipped to specialty distributors but not yet sold through to physicians or clinics. The product at the specialty distributors is subject to return under the conditions described below. As of [    ], the manufacturing cost of product at the specialty distributors is zero, as it was manufactured prior to our capitalization date in 2010. Royalties or other cost of sales will be recorded upon revenue recognition. Wholesalers supply product to all other healthcare providers (e.g. hospitals, pharmacies), however they do not take physical delivery of product. All wholesaler orders are drop-shipped directly to the healthcare providers. For wholesaler purchases, we currently recognize revenue upon shipment to the healthcare provider.

Definitive Proxy Statement filed March 30, 2011

Compensation Discussion & Analysis
Compensation Elements, page 41

3.
Please provide proposed draft disclosure for inclusion in future filings which expands your disclosure to include the description of the three levels of goals and the explanation of the Performance and Compensation Review as described in your response letter filed May 26.

Response:

Under the heading “Cash Incentive Rewards” in the Compensation Discussion & Analysis section of our proxy statement, we will incorporate disclosure in substantially the following form:

•
The purpose of the cash incentive award program for named executive officers is to motivate and reward the achievement of specific preset goals, agreed to in advance by the Board of Directors. The Chief Executive Officer and other members of the executive team have three sets of goals for each year: 1) Corporate Goals, which are outlined in this statement, 2) Shared Management Committee Goals, which are more granular than the Corporate Goals, and which foster joint accountability for the priorities that enable achievement of our Corporate Goals, and 3) Individual Goals, which are specific to the function that the executive manages.

In the first quarter of each year, the Chief Executive Officer meets with the Compensation Committee to conduct the Performance and Compensation Review. In this review, achievement of preset goals for each executive is presented to and discussed with the Board of Directors by the Chief Executive Officer; based on this discussion, the Compensation Committee then determines the percentage completion of these goals, and subsequently, the cash incentive reward for each executive. The Compensation Committee meets in executive session without the Chief Executive Officer to assess his performance based on his achievement of the preset goals, other accomplishments, and overall contribution to the Company’s performance. Based upon these factors, the Compensation Committee determines the cash reward for the Chief Executive Officer.

While it is difficult to provide proposed draft disclosure regarding the achievement of a particular performance goal that has not yet occurred, we can outline the information that we would disclose in the Compensation Discussion & Analysis section if the achievement of a certain goal or goals had a material impact on a named executive officer’s cash incentive award.

If a named executive officer’s performance results in a cash incentive award that is materially greater than his/her target, we anticipate providing stockholders with supporting information as to why this occurred. This information would include the following: 1) a description of the goal(s) that influenced the larger cash award, 2) the category of the goal(s) (Corporate, Shared, Individual or unplanned), 3) a description of the executive’s performance that led to overachievement of the goal(s), and 4) the corresponding cash value of the overachievement of the goal(s).

We appreciate the Staff’s comments and request that the Staff contact the undersigned at (301) 251-6039 with any questions or comments regarding this letter.

Respectfully submitted,

/s/ James H. Davis, Ph.D.
James H. Davis, Ph.D.
Executive Vice President, General Counsel
and Secretary